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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

AFFYMAX, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00826A109
(CUSIP Number)
December 31, 2006_
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00826A109	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Apax Partners Europe Managers, Ltd.

	S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	5	SOLE VOTING POWER:

NUMBER OF		1,653,938

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,653,938

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,653,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page	3	of	6

1	NAMES OF REPORTING PERSONS: Apax Europe V GP Co Ltd

	S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Guernsey

	5	SOLE VOTING POWER:

NUMBER OF		1,653,938

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,653,938

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,653,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1(a). Name of Issuer.
     Affymax, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices.
     4001 Miranda Avenue, Palo Alto, California 94304
Item 2(a). Name of Person Filing.
     This statement is being filed on behalf of Apax Partners Europe Managers, Ltd. (“Apax Managers Europe”) and Apax Europe V GP Co Ltd.
Item 2(b). Address of Principal Business Office or, if none, Residence
     The principal business address of Apax Managers Europe is 15 Portland Place, London W1B 1PT. The principal business address of Apax Europe V GP Co Ltd is P O Box 563, St. Peter Port, Guernsey, Channel Islands, GYI 3LQ.
Item 2(c). Citizenship.
     Apax Europe Managers is a company organized under the laws of England. Apax Europe V GP Co Ltd. is a Guernsey company.
Item 2(d). Title of Class of Securities.
     Common stock.
Item 2(e). CUSIP Number.
     00826A109

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b).	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c).	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d).	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e).	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f).	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F);

(g).	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h).	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4. Ownership.
Item 4(a). Amount beneficially owned.
     1,653,938
4(b). Percent of Class.
     11.56%

Page 4 of 6 Pages

4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,653,938

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	1,653,938

(iv)	shared power to dispose or to direct the disposition of:	0

*	See Exhibit A
Item 5 Ownership of Five Percent or less of a Class.
     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of more than Five Percent on behalf of another person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being reported on by the Parent Holding Company.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     See Exhibit A.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX PARTNERS EUROPE MANAGERS LTD.

	By:	/s/ Paul Fitzsimons
Name: Paul Fitzsimons
Title: Director

	By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

APAX EUROPE V GP co Ltd

	By:	/s/ Denise Fallaize
Name: Denise Fallaize
Title: Director

Dated: February 13, 2007

Page 5 of 6 Pages

Exhibit A:
Apax Managers Europe is the discretionary investment manager of the Europe V Funds (as defined below). Apax Europe V GP Co Ltd is the general partner of Apax Europe V GP, L.P., a Delaware limited partnership (the “General Partner of the Europe V Funds”). The General Partner of the Europe V Funds is the general partner of certain private equity funds, including: (i) Apax Europe V-A, L.P., a Delaware limited partnership (“Europe V-A”), (ii) Apax Europe V-B, L.P., an English limited partnership (“Europe V-B”), (iii) Apax Europe V-C GmbH & Co. KG, a German limited partnership (“Europe V-C”), (iv) Apax Europe V-D, L.P., an English limited partnership (“Europe V-D”), (v) Apax Europe V-E, L.P., an English limited partnership (“Europe V-E”), (vi) Apax Europe V-F, C.V., a Dutch limited partnership (“Europe V-F”), (vii) Apax Europe V-G, C.V., a Dutch limited partnership (“Europe V-G”), (viii) Apax Europe V-1, L.P., an English limited partnership (“Europe V-1”), and (ix) Apax Europe V-2, L.P., an English limited partnership (“Europe V-2” and, together with Europe V-A, Europe V-B, Europe V-C, Europe V-D, Europe V-E, Europe V-F, Europe V-G and Europe V-1, the “Europe V Funds”). Apax Europe Managers owns all of the issued share capital of APAX WW Nominees Ltd. (“Apax WW Nominees”), a corporation organized under the laws of England. Apax WW Nominees is the registered owner of 1,653,938 shares of the common stock of Affymax, Inc. These shares are beneficially owned by the Apax Europe V Funds as follows: Europe V-A: 1,033,776 shares (7.22%); Europe V-B: 185,942 shares (1.3%); Europe V-C: 105,711 shares (0.74%); Europe V-D: 139,320 shares (0.97%); Europe V-E: 138,757 shares (0.97%); Europe V-F: 24,409 shares (0.17%); Europe V-G: 24,409 shares (0.17%); Europe V-1: 788 shares (0.01%); and Europe V-2: 826 shares (0.01%).
Therefore, Apax Managers Europe and Apax Europe V GP each has sole dispositive power with respect to, and is the beneficial owner of, an aggregate of 1,653,938 shares of the common stock of Affymax, Inc. nominally owned by Apax WW Nominees and beneficially owned by the Europe V Funds as indicated above.

Page 6 of 6 Pages